SCHEDULE 13G

Amendment No. 1
AsiaInfo Holdings Incorporated
Common Stock
Cusip #04518A104


Cusip #04518A104
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	1,680,813
Item 6:	0
Item 7:	6,865,123
Item 8:	0
Item 9:	6,865,123
Item 11:	15.621%
Item 12:	    HC


Cusip #04518A104
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	6,865,123
Item 8:	0
Item 9:	6,865,123
Item 11:	15.621%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



Item 1(a).	Name of Issuer:

		AsiaInfo Holdings Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		6 Zhongguancun South Street
		4th Floor Zhongdian Information Tower
		Haidian District, Beijing  100086
		China

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		04518A104

Item 3.	This statement is filed pursuant to Rule 13d-1(c)

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	6,865,123

	(b)	Percent of Class:	15.621%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	1,680,813

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	6,865,123

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of AsiaInfo Holdings
Incorporated. The interest of the Fidelity Contrafund, an investment company registered under the Investment
Company Act of 1940, in the Common Stock of AsiaInfo
Holdings Incorporated, amounted to 2,703,000 shares or 6.150% of the total outstanding Common Stock at June 04, 2009.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 02, 2009
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,164,600 shares or 11.751% of the Common Stock outstanding of AsiaInfo
Holdings Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity
Contrafund, amounted to 2,703,000 shares or 6.150% of the Common Stock outstanding. Fidelity Contrafund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 5,164,600 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 147,800 shares or 0.336% of the outstanding Common Stock of the AsiaInfo Holdings
Incorporated as a result of its serving as investment manager of institutional accounts owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 147,800 shares and sole power to vote or to direct the voting of 127,490 shares of Common
Stock owned by the institutional accounts managed by PGATC as reported above.

        Fidelity Asia Ventures Fund LP and Fidelity Asia Principals Fund LP, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, Bermuda limited partnerships, were the beneficial owners of 1,496,902 shares and 55,821 shares respectively. Fidelity Asia Ventures Fund LP and Fidelity Asia Principals Fund LP held 3.405% and 0.127% respectively of the outstanding common stock of the Company. Fidelity
International Limited (FIL), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, is a limited partner and the investment manager of Fidelity Asia Ventures Fund LP and Fidelity Asia Principals Fund LP and is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000.
	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock.
FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on July 02, 2009, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common
Stock of AsiaInfo Holdings Incorporated at June 04, 2009.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel

	Fidelity Contrafund

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Secretary